Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

June 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Marpai, Inc. (CIK: 0001844392)
Registration Statement No. 333-279836 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Marpai, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Wednesday, June 12, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

Very truly yours,

Marpai, Inc.

By:	/s/ Steve Johnson
Name:	Steve Johnson
Title:	Chief Financial Officer